Schedule B
Fee Schedule

This Schedule B is part of the ETF Distribution Agreement effective March 28, 2017 (the

“Agreement”) by and between Arrow Investments Trust (the “Trust”), Archer Distributors, LLC (“Archer”) and Northern Lights Distributors, LLC (“NLD”).

Fund(s)

Arrow DWA Tactical ETF

Arrow QVM Equity Factor ETF

Arrow Reserve Capital Management ETF

Arrow Dogs of the World ETF

Arrow DWA Country Rotation ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Annual fee of $5,000 for each Fund PLUS:

•	1 basis point or 0.01% per annum of each Fund's average daily net assets up to $250 million, and;
•	3/4 basis point or 0.0075% per annum of each Fund's average daily net assets between $250 million and $500 million, and;
•	1/2 basis point or 0.0050% per annum of each Fund's average daily net assets between $500 million and $1 billion, and;
•	1/4 basis point or 0.0025% per annum of each Fund's average daily net assets over $1 billion.

All service fees outlined above are payable monthly in arrears.

Registered Representative Licensing:

Annual fee of $5,500 per Registered Representative requested to be registered by the Trust or a Fund’s adviser, plus all out-of-pocket costs such as registration expenses and travel expenses to conduct required training.

Out-of-Pocket Expenses:

The Fund shall pay all reasonable out-of-pocket expenses incurred by Distributor in connection with activities performed for the Fund hereunder including, without limitation:

•      typesetting, printing and distribution of prospectuses and shareholder reports

•      engagement of designers, free-lance writers and public relations firms

•      long-distance telephone lines, services and charges

•      postage

•      overnight delivery charges

•      record retention fees

•      travel, lodging and meals

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•         NSCC charges

•         Fund platform fees and service fees

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, Arrow Investment Advisors, LLC, the investment adviser to the Funds, agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

IN WITNESS WHEREOF, the parties hereto have executed this Schedule to the ETF Distribution Agreement effective this 28th day of September, 2017.

ARROW INVESTMENTS TRUST LLC	NORTHERN LIGHTS DISTRIBUTORS, LLC (for the above referenced Fund(s))

By: /s/ Joseph Barrato	By: /s/ Brian Nielsen
Joseph Barrato	Brian Nielsen
President	Chief Executive Officer

ARCHER DISTRIBUTORS, LLC

By: /s/ Jacob Griffith

Jacob Griffith

President

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The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) NLD expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) NLD's business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any NLD employees who are involved in the procurement of the services under the Agreement then NLD may suffer lost sales and other opportunities and would incur substantial time and money in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of NLD for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to NLD in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Arrow Investment Advisors, LLC
6100 Chevy Chase Dr., Suite 100
Laurel, MD 20707

By: /s/ Joseph Barrato

Joseph Barrato

Chief Executive Officer

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